Greenberg Traurig, P.A.

401 E. Las Olas Blvd.

Suite 2000

Ft. Lauderdale, FL 33301

(954) 768-8255

Platform Specialty Products Corporation

Draft Registration Statement on Form S-4

File No.

December 11, 2013

Dear Ms. Long:

On behalf of Platform Specialty Products Corporation (the “Company”) we hereby respond to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated December 2, 2013 (the “Comment Letter”). The Company has previously submitted to the Securities and Exchange Commission (the “Commission”), via EDGAR, its Draft Registration Statement on Form S-4 (the “Draft Registration Statement”). This letter, together with the Registration Statement on Form S-4 filed on the date hereof (the “Registration Statement”), sets forth the Company’s responses to the comments contained in the Comment Letter relating to the Draft Registration Statement. In addition, the Registration Statement updates the financial statements and related disclosure in the Registration Statement to include financial results as of and for the nine-month period ended September 30, 2013.

Set forth below in bold font are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Where requested, supplemental information is provided.

Four clean copies of the Registration Statement, and four copies that are marked to show changes from the originally submitted Draft Registration Statement, together with the supplemental Annexes described in this letter, are enclosed for your convenience with three By-Hand copies of this letter. Page references in the Company’s responses are to pages in the marked copy of the Registration Statement.

General

1.	We note your prospectus cover page disclosure that you do not need shareholder approval of the domestication. As it appears that you may not be registering a Rule 145 (a) transaction, please provide us with your analysis regarding your ability to register the domestication transaction on a Form S-4 given the requirements of General Instruction A.1 of Form S-4.

The Company acknowledges the Staff’s comment. General Instruction A.1. of Form S-4 provides that a registrant may use Form S-4 to register under the Securities Act securities to be issued “(3) in an exchange offer for securities of the issuer or another entity.” The Company respectfully submits that a Form S-4 is the proper form on which to register the shares of common stock of the Company, post-domestication into Delaware (“Platform Delaware”), to be exchanged for the ordinary shares of the Company prior to its domestication (“Platform BVI”) because, in connection with the domestication, the registrant, Platform BVI, is offering to exchange the securities of Platform BVI for securities in Platform Delaware following the domestication. We note that in two Staff no action letters in which registrants were seeking successor status in connection with a domestication of a foreign corporation into a Delaware corporation where shareholder approval was not required, the registrant committed to registering all shares to be issued in the domestication on a Form S-4 and not to effect the domestication until such Form S-4 had been declared effective (see Xoma Ltd. (available December 8, 2011) and MF Global Ltd. (available December 15, 2009)). Furthermore, based on our precedent research, it appears that substantially all of the registration statements relating to domestications of companies from non-U.S. jurisdictions into the United States were filed on Form S-4.

2.	Please revise to include interim financial statements for the period ended September 30, 2013. Please similarly update your financial information throughout the filing. See Rule 3-12(a) of Regulation S-X.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure in the Registration Statement to include interim financial statements as of and for the period ended September 30, 2013, and to update its financial information throughout the filing to September 30, 2013.

3.	We note that you intend to file by amendment several of your exhibits to your registration statement, including the legal opinion. We may have comments on the opinion and other exhibits after they are filed. Please allow sufficient time for staff review of these materials before requesting acceleration of effectiveness of the registration statement.

The Company acknowledges the Staff’s comment. The Company acknowledges that the Staff will need sufficient time to review the exhibits to be filed by amendment to the Registration Statement. The Company confirms that it will provide the Staff sufficient time to review these materials before requesting acceleration of effectiveness of the Registration Statement.

4.	Given that the Delaware corporation is not yet in existence, and that consistent with Instruction 3 to Signatures on Form S-4, the British Virgin Islands corporation is deemed to be the registrant, please confirm to us that the Delaware corporation to be formed in the domestication will file a post-effective amendment adopting the Form S-4 registration statement as its own and updating the disclosures as appropriate.

The Company acknowledges the Staff’s comment and hereby confirms that Platform Delaware will (i) file a post-effective amendment adopting the Form S-4 registration statement as its own and (ii) update the disclosures as appropriate.

5.	It appears that throughout the filing you use the term “we” to reference different entities. Please revise your registration statement to clarify when you are referring to MacDermid as opposed to Platform. For example, on page 77 you state that “we paid $2.1 million in aggregate insurance policies” during the six months ended June 30, 2013. Since this is the period prior to the MacDermid acquisition, it appears that you meant to state that “MacDermid” paid $2.1 million in aggregate insurance policies during those six months. Please reconcile these inconsistencies throughout the filing.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure as appropriate.

Calculation of Registration Fee Table

6.	In footnote (1) to the table, subparagraph (4) states that you are registering 16,305,300 shares of common stock issuable upon exercise of “outstanding warrants and options subsequent to the domestication.” Based on your “Share Conversion” disclosure on page two, it appears that 16,305,300 shares would cover only the exercise of currently outstanding warrants, and that you should register an additional 250,000 shares of common stock covering the exercise of fully vested outstanding options. Please advise, or revise your disclosures as appropriate.

The Company acknowledges the Staff’s comment. The Company has revised its Calculation of Registration Fee Table in the Registration Statement in response to the Staff’s comment.

Prospectus Cover

7.	Briefly revise the second paragraph of your disclosure to provide context to the 401(k) Exchange by informing investors that:

•	the company is the holding company for the MacDermid business, which the company acquired on October 2013;

•	the Plan holds shares of MacDermid Incorporated, a Delaware corporation and an indirect subsidiary of the BVI entity;

•	given that the Plan does not hold shares of the BVI entity, at the time of the acquisition the parties entered into the Exchange Agreement to enable the conversion of the Plan shares with shares of the Delaware entity to be created in the domestication process.

The Company acknowledges the Staff’s comment and has revised its disclosure on the cover page of the prospectus included in the Registration Statement in response to the Staff’s comment substantially in the form outlined in the bullet points above. The Company’s disclosure clarifies that (i) the Company acquired substantially all of MacDermid in connection with the MacDermid Holdings Acquisition and (ii) the Exchange Agreement permits the Plan participants to exchange their shares of MacDermid common stock for shares of Platform Delaware common stock following the Domestication.

8.	Briefly disclose that the plan participants will receive the indication of interest notice within five business days of the effectiveness of the registration statement and that they will have 20 business days to make their election. Please also state that you expect the exchange offer to take place three business days after the closing of the indication of interest period. In this regard, we note “The Exchange Agreement” disclosure on page 26.

The Company acknowledges the Staff’s comment. The Company respectfully submits that the indication of interest notice will be accompanied by the prospectus and, therefore, there is no need to disclose on the cover page of the prospectus that Plan participants will receive the indication of interest notice within five business days of the effectiveness of the registration and that they will have 20 business days to make their election. However, in response to the Staff’s comment, the Company has revised the prospectus to indicate that Plan participants will have 20 business days from the date on which the prospectus is first sent or mailed to the Plan participants to make their election and that the exchange offer will take place three business days after the expiration of this 20-day period.

9.	Supplementally please advise us whether you considered compliance with the tender offer rules with respect to the 401(k) Exchange.

The Company has considered compliance with the tender offer rules with respect to the 401(k) Exchange and determined that only Rule 14e-1 will apply to such Exchange. As a result, the Company will keep the Exchange offer open for 20 business days and pay the exchange consideration promptly after the termination of the offer.

10.	We note your disclosure on pages 1, 26 and 68 stating that Plan participants can elect to receive “cash … and/or shares of Platform Common Stock” in exchange for the value of MacDermid stock that they hold in the Plan. Please make a corresponding change to your prospectus cover page, clarifying also that each share will be valued at $11.00. With a view towards disclosure, please tell us whether (i) the value or the number of the shares, or (ii) the cash consideration, as the case maybe, to be received by the plan participants would be impacted if the average daily closing price for your common stock for five days pending the closing date of the 401(k) Exchange is above $11.00 per share.

The Company has revised its disclosure on the cover of the prospectus included in the Registration Statement in response to the Staff’s comment. Pursuant to the terms of the 401(k) Exchange offer, the value or the number of shares, or the cash consideration, as the case may be, to be received by Plan participants would not be impacted if the price for the Company’s common stock is above $11 per share. If a Plan participant chooses to receive stock, the number of shares of the Company’s common stock to be delivered will be equal to a fixed number which is not affected if the market price of the Company’s common stock is at or above $11 per share. However, if the market price of the Company’s common stock is less than $11 per share, a Plan participant who has elected to receive stock will receive a fixed number of shares of the Company’s common stock, plus cash in an amount equal to the difference between $11 and the market price multiplied by the number of shares delivered. If the cash option is elected, the Plan participant will receive a fixed amount which will not be affected in any way by the market value of the Company’s common stock.

11.	Please disclose whether you intend to have your warrants and Series A Preferred Stock listed on any exchange or automated quotation system. See Item 501(b)(4) of Regulation S-K.

Based on discussions with the Company’s financial advisers, the Company expects that its warrants will be traded on the OTC Bulletin Board. The Company does not expect that its Series A Preferred Stock will be listed on any exchange or automated quotation system. The Company has revised the cover of the prospectus included in the Registration Statement accordingly.

Industry and Market Data, page ii

12.	Briefly revise your disclosure to provide some background information on Prismark Partners, LLC. If the market data you received from this third party was commissioned by you for use in the registration statement, then please file Prismark Partners’ consent as an exhibit to the registration statement in accordance with Rule 436 of Regulation C. Please identify in the filing the aspects of your disclosures based upon the reports or findings of Prismark Partners. Otherwise, please confirm to us that the market and industry information included in the registration statement represents publicly available information.

The Company acknowledges the Staff’s comment and has revised page ii of the Registration Statement to remove reference to Prismark Partners, LLC. The Company hereby confirms that the market and industry information included in the Registration Statement represents publicly available information.

Overview, page 1

13.	Here or elsewhere, include discussion of whether you have or were required to file and receive approval of a plan of arrangement in the British Virgin Islands.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure on pages 2 and 35 of the Registration Statement in response to the Staff’s comment.

Comparison of Shareholder Rights, page 2

14.	Please revise this section and similar disclosure on page 31 to briefly highlight the most significantly material differences of the rights of the common shareholders of Platform Delaware and shareholders of Platform BVI.

The Company acknowledges the Staff’s comment. The Company has revised the Comparison of Shareholder Rights on pages 2, 3 and 37 of the Registration Statement in response to the Staff’s comment.

Reasons for the Domestication, page 3

15.	Here or elsewhere, include discussion of the extent that you may continue as a foreign company under Part X of the British Virgin Islands Business Companies Act or include discussion of your reasons why you chose not to continue as such an entity.

The Company acknowledges the Staff’s comment. The Company supplementally advises the Staff that a British Virgin Islands company may continue as a foreign company under Part X of the British Virgin Islands Business Companies Act, provided that the provisions of Part X are satisfied (which includes the BVI Registrar of Companies being satisfied that the laws of the foreign jurisdiction into which the company is continuing permit continuation (or the equivalent under the laws of that jurisdiction) and have been satisfied). Accordingly, Platform BVI will be continued out of the British Virgin Islands by way of domestication as a Delaware corporation (Platform Delaware) under Section 388 of the General Corporation Law of the State of Delaware, upon which Platform BVI will be deemed to be discontinued as a British Virgin Islands company and will be struck from the Register of Companies in the British Virgin Islands.

Material U.S. Federal Income Tax Consequences of the Domestication, page 3

16.	Please revise your disclosure to include a brief discussion of the material tax consequences of the domestication so that you are not solely cross-referencing to the more detailed discussion.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure on page 4 of the Registration Statement to include a brief discussion of the material tax consequences of the domestication.

17.	Please file an opinion regarding the tax consequences of the domestication in accordance with the requirements of Item 601(b)(8) of Regulation S-K. To the extent that the prospectus discussion regarding the material tax consequences of the domestication represents the opinion of counsel, please revise your disclosures where applicable to clearly state that the discussion and each of the conclusions are the opinion of counsel. For guidance, please refer to Section III.B.2 of Staff Legal Bulletin No. 19 (CF) dated October 14, 2011.

The Company acknowledges the Staff’s comments. The Company hereby confirms that it will file with an amendment an opinion regarding the tax consequences of the domestication in accordance with Item 601(b)(8) of Regulation S-K. The Company has revised its disclosure on page 127 of the Registration Statement in response to the Staff’s comments.

Organizational Structure, page 4

18.	Please revise your graphical presentation to identify the jurisdiction of incorporation for each of the listed entities. Please clarify the “Overview” section of the Summary on page one and anywhere in the filing where the disclosure appears, to clearly state that Platform BVI controls 86% of the MacDermid business, and that the remaining 14% is controlled by the Retaining MacDermid Holdings Holders.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure on pages 6-8 of the Registration Statement in response to the Staff’s comment. The Company has also revised the “Overview” section of the Summary on page 1 of the Registration Statement as well as other sections throughout the document where the disclosure appears, to clarify that, Platform BVI has an 86% controlling interest in PDH, which in turn indirectly owns approximately 97% of MacDermid prior to the 401(k) Exchange and would own 100% after the 401(k) Exchange, and that the remaining 14% of PDH is controlled by the Retaining MacDermid Holdings Holders.

19.	Please refer to footnote (2) of the graphical presentation. Disclosure related to the conversion of the 8,905,776 PDH shares held by the Retaining MacDermid Holdings Holders appears inconsistent throughout the filing. In this regard we note the following:

•	Under the “Share Conversion” on page two you state that you are obligated to issue up to 8,905,776 shares pursuant to the conversion by the Retaining MacDermid Holdings Holders; however, these shares appear to not have been included in the registration statement;

•	On page 91 you disclose that pursuant to the terms of the Retaining Holder Securityholders’ Agreement a holder of PDH shares does not have a right to convert prior the first anniversary of the October 31, 2013 acquisition, while in your “Shares Issuable Upon Exchange of PDH Common Stock” on page 97, you state that “as of November 1, 2013 you had the obligation to issue up to 8,905,776 shares of your ordinary shares in exchange for PDH common stock…;” and

•	Footnote (7) disclosure to the Beneficial Ownership table on page 93 states that each of Messrs. Leever’s and Monteiro’s beneficial interest does not include the PDH Common Stock, indicating that the 8,905,776 PDH shares are not readily convertible.

Please revise your disclosures throughout the filing for clarity and consistency with respect to the retaining holders’ right to convert their PDH shares of common stock. As it appears that the conversion of these shares is not covered by this registration statement, please explain to us how you intend to comply with the requirements of the Securities Act of 1933, as amended, with respect to such conversion.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure on pages 3, 4, 24, 30, 109 and 112 of the Registration Statement in response to the Staff’s comment concerning the inconsistency of the disclosure related to the conversion of the 8,905,776 PDH shares held by the Retaining MacDermid Holdings Holders. The Company respectfully submits that it intended to file a registration statement on Form S-1 to cover the conversion of these shares. However, based on the Staff’s comments, the Company will include these shares in this offering. Accordingly, the Company has revised its Calculation of Registration Fee Table and footnote 1 thereto.

20.	To help investors better understand the changes resulting from the domestication process, please consider providing a diagram illustrating your corporate structure following the domestication and the 401(k) Exchange.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure on pages 6 and 7 of the Registration Statement in response to the Staff’s comment. Because the Company is consummating the domestication pursuant to Section 388 of the DGCL, there is no change to the corporate structure as a result of the domestication. Consequently, the second diagram is the same as the first diagram except that the jurisdiction of Platform has been revised to reflect the change from a BVI to a Delaware jurisdiction. The Company has also provided additional disclosure in the third diagram, illustrating the corporate structure following the 401(k) Exchange, whereby the 401(k) Plan is removed.

Risk Factors, page 5

General

21.	With respect to the 401(k) Exchange, please add appropriate risk factor disclosure describing the risks resulting from Platform’s election to terminate the Exchange Agreement and purchase all of the MacDermid Plan shares for the Aggregate Cash Consideration as if a cash election had been made. In this regard, we note your “Conditions to Stock Election” disclosure on page 28. Please ensure that your page 28 disclosure clearly describes the circumstances under which Platform may elect to terminate the Exchange Agreement.

The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that the only basis that Platform would have for terminating the Exchange Agreement would be if (1) the Plan Fiduciaries’ representations and warranties were not true and correct as of the date of the Exchange Agreement or as of the Closing Date, (2) the Plan Fiduciaries shall not have performed or complied, in all material respects, with all agreements and covenants set forth in the Exchange Agreement or (3) the outside date has been reached without a closing having occurred (which would only be the case if either (1) or (2) above was true or the parties had agreed not to set a closing date). The failure to have the Registration Statement declared effective or the failure to have the common stock approved for listing on the NYSE are not bases for terminating the Exchange Agreement. The only impact of either of these two occurrences is that Platform will have the right to purchase the MacDermid common and preferred stock for cash even if such Plan participant made a valid Stock Election (the amount of the consideration will not change).

The Company respectively advises the Staff that it does not believe that any of the bases for terminating the Exchange Agreement is sufficiently unusual that a risk factor should be added. The Company has, however, revised its disclosure on page 34 of the Registration Statement to describe the circumstances under which Platform may elect to terminate the Exchange Agreement in response to the Staff’s comment.

Our relationship with our employees could deteriorate, and certain key employees could leave the Company…, page 6

22.	Please revise the second paragraph of your disclosure to identify the jurisdictions which may impose stringent labor law compliance requirements.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure on page 10 of the Registration Statement to identify the following jurisdictions in which the Company operates that may impose stringent labor law compliance requirements: Brazil; France; Germany; Italy and Japan.

Our future business initiatives may require capital expenditures…, page 7

23.	Please revise this risk factor to provide a quantitative factor to your capital expenditures to help investors better assess this risk.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure to delete the risk factor as the Company believes that such capital expenditures are not significant enough to pose a risk to investors.

Increases in costs or reductions in the supplies of specialty and commodity chemicals we use in our manufacturing process could materially and adversely affect our results of operations, page 11

24.	Please tell us why you would not be required to file the supply agreements referenced in the first paragraph of your disclosure as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully submits that it is not required to file any of its supply agreements as exhibits to the Registration Statement for the following reasons:

•	Item 601(b)(10) of Regulation S-K provides that material agreements not made in the ordinary course of business should be filed as an exhibit to a filed report. With certain exceptions, agreements made in the ordinary course of business need not be filed. According to Item 601(b)(10)(ii), an agreement will be deemed to have been made in the ordinary course of business if “the contract is such as ordinarily accompanies the kind of business conducted by the registrant.”

•	The supply agreements referenced in the risk factor are contracts for the procurement of raw materials, made in the ordinary course of the Company’s business. The Company’s business involves the manufacture of a broad range of specialty chemicals created from raw materials, which are provided through the supply agreements referenced in the risk factor. These supply agreements contain terms customary for agreements of this type. The raw materials procured under such agreements are also readily available.

•	The Company has also reviewed the exceptions set forth in Item 601(b)(10)(ii)(A)-(D) and has determined that these agreements are not required to be filed as an exhibit to a filed report. Items (A), (C) and (D) are not applicable. With respect to Item (B), the supply agreements are not required to be filed with the Registration Statement because the Company’s business is not substantially dependent on any one of the agreements on an individual basis.

Our substantial indebtedness may adversely affect…under our indebtedness, page 12

25.	Please tell us what consideration you gave to adding a risk factor addressing the risks associated with your inability to refinance your first lien credit facility when it matures in April 2014.

The Company acknowledges the Staff’s comment. The Company respectfully submits, as provided in Note 11 on page F-82 of MacDermid’s Interim Financial Statements for the six months ended June 30, 2013, which was included in the Draft Registration Statement on Form S-4, that the First Lien Credit Facility matures on June 7, 2020, rather than April 2014. Based on the June 2020 maturity date, the Company respectfully submits that a risk factor is not required.

Our offshore industry products are subject to the hazards inherent in the offshore production and drilling industry…, page 13

26.	To the extent that you may have experienced prior catastrophic occurrences that have exposed you to substantial liability, please describe these occurrences in your disclosure.

The Company acknowledges the Staff’s comment and respectfully submits that the Company has not experienced any prior catastrophic occurrences that have exposed the Company to liability.

Risk Relating to the Change in Our Place of Incorporation, page 20

Currently, our organizational documents are governed by British Virgin Islands law…, page 21

27.	Please revise to convey in the caption and in the accompanying text the risks associated with changing your organizational documents from being governed by British Virgin Islands law to Delaware law.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure on pages 26 and 27 of the Registration Statement in response to the Staff’s comment.

Capitalization, page 24

28.	Please revise the notes to your capitalization table to clearly disclose how you are arriving at the as adjusted amount for additional paid in capital.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure by adding footnote 4 to the Capitalization table in response to the Staff’s comment.

The Exchange Agreement, page 26

29.	Refer to the disclosure in the middle of page 27. It is unclear how the 401(k) Exchange would proceed in the absence of effectiveness of the registration statement or the expiration of the indication of interest period. Please explain by also providing detailed disclosure of the contractual provisions of the Exchange Agreement contemplating this scenario.

The Company acknowledges the Staff’s comment. If the registration statement is not declared effective then the Company will still have the contractual obligation to purchase the MacDermid common stock and preferred stock owned by the Plan; however, the consideration will only be paid in cash. The Company has revised its disclosure on pages 32-34 of the Registration Statement in response to the Staff’s comment.

Liquidity and Capital Resources, page 34

Financing Activities, page 35

30.	Please revise your disclosure to qualify and quantify the financial covenants related to the Credit Facilities as well as describe whether you are in compliance with these measures. Please comply with this comment also with respect to your page 54 disclosure.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure on page 63 of the Registration Statement to describe the financial covenants.

MacDermid Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Global Economic and Industry Conditions, page 39

31.	Please provide the basis for your statements at the top of page 40 related to factors affecting the specialty chemical industry and the status of the printing industry.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s disclosures concerning the factors affecting the specialty chemicals industry and the status of the printing industry are based on the Company’s (i) regular interactions with its customer base, (ii) extensive knowledge of its products which serve the specialty chemicals and printing industries and (iii) sales activities in these industries. These relationships and knowledge enable the Company to assess the trends and conditions experienced by these industries and identify the factors that affect them. Accordingly, the Company believes that it is in the position to make these observations.

Results of Operations, page 42

Six Months Ended June 30, 2013 Compared to the Six Months Ended June 30, 2013

Net Sales, page 42

32.	You identify the sale of new products as a material factor to your results of operations. In this regard, we also note that throughout your risk factor disclosure you discuss how your ability to roll out new products may affect your competitive position, compliance with governmental regulation and your intellectual property rights against third parties. Here or in an appropriate section of the filing, please provide some insight into the frequency that your newly developed products reach the market and whether the impact of the new product sales is a recurring factor to your results of operations.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure on pages 51 and 55 of the Registration Statement in response to the Staff’s comment.

Income Tax Expense, page 45

33.	Your use of the term “earnings before tax and discrete items” appears to represent a non- GAAP measure. Please either remove this measure or revise to provide the disclosures required by Item 10(e) of Regulation S-K. Please also consider enhancing the transparency of your disclosures for the six months ended June 30, 2013 by quantifying the impact to your income tax expense caused by changes in foreign exchange gains and losses and in the loss on extinguishment of debt.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure on page 53 of the Registration Statement to remove this measure. The Company has also revised its disclosure on page 53 of the Registration Statement to provide for income tax expense.

34.	Given the significant difference between your net income and your net income (loss) attributable to common shares, please revise to provide a discussion of changes in net income and net income (loss) attributable to common shares for all periods presented in your filing. Please also revise your selected consolidated financial information table for MacDermid on page 38 to include a line item for net income (loss) attributable to common shareholders for all periods presented.

The Company acknowledges the Staff’s comment. The Company has revised the presentation of MacDermid’s selected consolidated financial information to include a line item for MacDermid’s net income (loss) attributable to common shares. The Company respectively advises the Staff that as MacDermid’s capital structure completely changed as a result of its acquisition by the Company, the Company believes that a discussion of the difference between MacDermid’s net income and its net income (loss) attributable to common shares would not be meaningful.

Segment Reporting, page 45

35.	Please quantify the impact of each factor when multiple factors contribute to the variance in your operating results between the periods presented. For example, with respect to your Performance Materials segment, what percentage of your increase in net sales for the six months ended June 30, 2013 compared to the six months ended June 30, 2012 was attributed to the increase in your sales of offshore industry products and what percentage was attributed to higher sales of industrial automotive products in the United States? What percentage of your lower sales in Japan for year ended December 31, 2012 compared to 2011 was attributed to the Japan economic conditions and what percentage was attributable to your strategic decision 2011 to cease selling low margin products in Asia? Refer to Items 303(a)(3)(i) of Regulation S-K.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure on page 59 of the Registration Statement in response to the Staff’s comment.

Liquidity and Capital Resources, page 51

36.	You disclose on page 52 that $35.6 million of your $42.9 million of cash and cash equivalents was held by your foreign subsidiaries at June 30, 2013. Please also disclose the amount of cash and cash equivalents held by your foreign subsidiaries as compared to your total amount of cash and cash equivalents as of your most recent year-end.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure on page 61 of the Registration Statement in response to the Staff’s comment.

Significant Accounting Policies and Critical Estimates, page 55

37.	In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill and intangible assets, please disclose the following:

•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•	How you weight each of the methods used to value goodwill, including the basis for that weighting; and

•	How the methodologies used for valuing goodwill in the current year have changed since the prior year.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure on pages 65-66 of the Registration Statement in response to the Staff’s comment.

Unaudited Pro Forma Financial Information, page 61

38.	Please breakout the stockholder’s equity (deficit) section into its separate components on the face of the pro forma balance sheet, so that readers can better understand the changes that are occurring. Please also show the number of shares authorized, issued and outstanding on a historical and pro forma basis.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure in the stockholders equity (deficit) section to show its different components. The Company has also revised its disclosure in the introduction section of the pro forma financial information to show the number of shares authorized, issued and outstanding on a historical and pro forma basis.

39.	Please further enhance your disclosure to show precisely how you arrived at each adjustment amount in the notes to the pro forma financial information. These notes should include a discussion of any significant assumptions and estimates used to arrive at these amounts. Additionally, you should show the calculations you used to arrive at each adjustment amount.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure on pages 76 to 78 of the Registration Statement in response to the Staff’s comment.

40.	With regards to adjustments (K) and (X), please revise to use the statutory tax rates instead of the effective tax rates. Please refer to Instruction seven to Rule 11-02(b) of Regulation S-X.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure on pages 76 to 78 of the Registration Statement in response to the Staff’s comment.

41.	Please tell us how you considered the disclosure requirements pertaining to historical, pro forma and equivalent pro forma per share data as set forth in Item 3(f) of Part I.A of the Form S-4.

The Company acknowledges the Staff’s comment. The Company considered the disclosure requirements pertaining to historical, pro forma and equivalent pro forma per share data as set forth in Item 3(f) of Part I.A of the Form S-4 as applicable in situations where the registration statement was being filed in order to consummate the related acquisitions. The stated purpose of this Registration Statement on Form S-4 is to register the shares of Platform that will be issued in connection with the domestication, list its shares on the NYSE and to register shares that may be issuable in the 401(k) Exchange post-closing. Because the acquisition has already been consummated and this registration is not related to the approval of such transaction, the Company believes that this disclosure is not applicable to its pro forma situation.

Business, page 68

Our Business, page 68

42.	Please revise the fourth paragraph on page 69 to provide the names of the “major companies in the offshore oil and gas industries” you count as long-term customers.

The Company acknowledges the Staff’s comment. The Company respectfully submits that disclosure of the company names is not required pursuant to Item 101(c)(vii) of Regulation S-K as (i) none of the companies referenced on page 79 of the Registration Statement account for 10% or more of the Company’s consolidated revenues and (ii) the loss of any one of these companies as a customer would not have a material adverse effect on the Company as a whole.

43.	Please revise your disclosures in the first paragraph on page 69 to clarify if the June 30, 2013 financial statement amounts you reference represent historical MacDermid amounts or pro forma amounts as if MacDermid were acquired as of the beginning of the periods presented.

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 80, 81, 84, 85 and 86 of the Registration Statement in response to the Staff’s comment to clarify that the financial information included represent the Company’s financial results on a pro forma basis for the periods discussed.

Performance Materials, page 69

44.	Based on your disclosure that the regional sales mix of this segment has shifted from more industrialized nations towards emerging markets, please tell us what consideration you have given to including a risk factor addressing the shift.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure by adding a risk factor on page 13 of the Registration Statement in response to the Staff’s comment.

Offshore, page 70

45.	Please provide the basis for the market data provided at the end of this paragraph.

The Company acknowledges the Staff’s comment and has revised its disclosure by deleting the referenced market data in response to the Staff’s comment.

Government and Environmental Regulation, page 75

46.	We note your risk factor on page ten regarding failure to comply with the Foreign Corrupt Practices Act and other similar anti-corruption laws. To the extent material to the understanding of your business, please consider expanding your disclosure in this section to include a discussion of the FCPA and other applicable anti-corruption laws. Please also disclose your policies and procedures to assure compliance with these laws.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure on pages 87-88 of the Registration Statement in response to the Staff’s comment.

47.	Please revise your disclosure to include specific laws for various geographic regions to help investors assess the risks discussed at the bottom of pages 6 and 8.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure on pages 87-88 of the Registration Statement in response to the Staff’s comment.

Legal Proceedings, page 77

48.	With a view towards disclosure, please provide us with some background information related to the pending litigation referenced in footnote (2) to the graphical presentation on page 4. We may have additional comments following review of your response.

The Company acknowledges the Staff’s comment. In connection with the consummation of the Merger, certain members of MacDermid Holdings exchanged their equity interests in MacDermid Holdings for common stock in PDH and a proportionate share of (i) a contingent purchase price worth up to $100 million upon the achievement of certain EBITDA and stock price thresholds during the seven-year period after the Merger and (ii) an interest in six separate litigation proceedings, involving three separate third parties. MacDermid has assigned to the members of MacDermid Holdings who received PDH common stock in the merger all of the proceeds actually received by MacDermid from the designated litigation proceedings, less all related costs and expenses, including taxes.

Three of the litigation proceedings involve E.I. Du Pont De Nemours and Company and claims that certain MacDermid products infringe patents held by DuPont. MacDermid has asserted counterclaims for patent infringement and direct claims for antitrust violations against DuPont. Two of the litigation proceedings involve Cookson Electronics and Ethone, Inc., and claims for damages against Cookson as a result of breach of contract, intentional interference with contractual relations, misappropriation of trade secrets, computer crimes and unfair trade practices. The final litigation proceeding is an antitrust claim against Cortron Corporation that is related to the DuPont patent litigations. DuPont has indemnified Cortron in this action and controls the defense.

The Company respectfully advises the Staff that none of the referenced litigation matters, individually or in the aggregate, are material and, therefore, no related disclosure is required.

49.	Please include here a cross-reference to your Environmental Remediation disclosure in Note 17 of your financial statements on page F-52.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure on page 90 of the Registration Statement to include a cross reference to the Company’s Environmental Remediation disclosure.

Executive Compensation, page 85

50.	We note the severance agreement letters listed as Exhibits 10.1 through 10.3 to the registration statement. In compliance with Item 402(q)(2) of Regulation S-K, please include a narrative description of the material terms of these agreements.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure on page 85 of the Registration Statement in response to the Staff’s comment.

Summary Compensation Table, page 85

51.	Please refer to footnote (2) disclosure. It is unclear whether the stock awards present compensation for which disclosure would be required pursuant to Item 402(n) of Regulation S-K. Please revise your disclosure to provide a narrative description of the material factors necessary to an understanding of these stock award grants. Refer to Item 402(o) of Regulation S-K.

The Company acknowledges the Staff’s comment. The Company has revised the disclosure in footnote (2) to clarify that the amounts included represent stock awards made to the named executive officers in the periods presented. The Company respectively advises the Staff that these awards were made by the Board of MacDermid Holdings (other than Mr. Leever) prior to its acquisition by the Company and therefore do not represent the compensation policies nor the compensation decisions of the Company. Furthermore, all of these stock awards fully vested upon the completion of the MacDermid Holdings Acquisition. Based on the foregoing, the Company does not believe that a narrative description of the terms of these stock awards is material to an understanding of the Company’s compensation awards or decisions.

Narrative Disclosure to Summary Compensation Table, page 85

52.	Please expand your disclosure to explain how each individual’s performance and contributions were evaluated in determining such individual’s satisfaction of corporate performance metrics and strategic project, and how they influenced the board’s decisions in rendering its compensation determination. For example, how the corporate year-end tax rate was measured in evaluating a named executive’s individual performance? In addition, were there specific strategic project that a named executive officer was responsible for? Finally, please explain how the actual amount of the non-equity incentive plan compensation was determined given that the amounts disclosed in the summary compensation table were notably above the salary percentages disclosed in the second paragraph of your disclosure on page 86.

The Company acknowledges the Staff’s comment. The Company acknowledges the Staff’s comment. The Company respectively advises the Staff that all the compensation decisions regarding the awards of non-equity incentive compensation to the named executive officers were made by the Board of MacDermid Holdings (other than Mr. Leever) prior to its acquisition by the Company. None of those individuals (other than Mr. Leever) have any further relationship with the Company and, therefore, the Company is not aware of what factors were considered by those persons in awarding the amounts under the Plan. We note that the amounts awarded to Messrs. Leever, Monteiro and Cordani in 2012 represented 100.7%, 68.1% and 36.9% of each officer’s respective salary for 2012. This percentage was below the 200%, 75% and 50% of his respective salary that each officer was eligible to receive if the “stretch” level of performance was achieved as described in the last sentence of paragraph 2 on page 99.

Related Party Transactions, page 91

53.	Please refer to your Related Party Transactions disclosure in Note 18, page F-53 to your financial statements. Please include here similar disclosure related to the management fees paid to Court Square.

The Company acknowledges the Staff’s comment. The Company respectfully advises the staff that Court Square is not a related person to the registrant. Court Square was one of the prior owners of MacDermid and received an annual management fee from MacDermid. That fee arrangement was terminated in connection with the Company’s acquisition of MacDermid in October 2013 and the Company has no continuing relationship of any kind with Court Square.

Placing Agreement, page 91

54.	Please disclose whether the placing agreement was entered into in connection with the company’s May 2013 public offering. Tell us why you have not filed this agreement as an exhibit to the registration statement.

The Company acknowledges the Staff’s comments. The Company has revised its disclosure on page 105 of the Registration Statement in response to the Staff’s comment and hereby confirms that it will file the Placing Agreement as an exhibit to the Registration Statement in a future amendment.

Option Deeds, page 92

55.	Please file a form of this agreement as an exhibit to the registration statement with your next amendment.

The Company acknowledges the Staff’s comment and hereby confirms that it will file a form of the Option Deeds as an exhibit to the Registration Statement in a future amendment.

Comparison of Rights, page 99

56.	Please disclose whether there are any provisions in the new articles or bylaws that do not simply reflect the default result of Delaware statutes. For instance, disclose all instances where you have elected to include new provisions to the Delaware articles or bylaws that offer management greater flexibility or impose greater burdens on shareholders than the result the Delaware statute would impose absent the provision.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure on pages 115-125 of the Registration Statement in response to the Staff’s comment.

Material U.S. Federal Income Tax Consequences of the Domestication, page 108 Effect of Section 367, page 110

57.	Please refer to the first paragraph of your disclosure on page 111. Please explain to us the role played by the independent certified public accounting firm in arriving at the determination that “Platform does not expect that its cumulative earnings and profits will be greater than zero through the date of the Merger.” In your response please take into consideration compliance with Rule 436 of Regulation C.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure on page 111 of the Registration Statement in response to the Staff’s comment.

PFIC Considerations, page 112

58.	Please include discussion of the actual tax considerations and consequences if you were considered a PFIC.

The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that it believes it is not a PFIC since it will not be a PFIC in one of the first two taxable years after its start-up year. Therefore, no PFIC disclosure should be required.

Information Reporting Requirements and Backup Withholding, page 114

59.	Please replace the vague term “certain” with substantive disclosure, for example, with specific requirements of the Hiring Incentives to Restore Employment Act of 2010.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure on page 134 of the Registration Statement in response to the Staff’s comment.

Change in Platform’s Certifying Accountant, page 115

60.	We note that PricewaterhouseCoopers LLP (United Kingdom) has stated their intention to resign as the independent registered public accounting firm for Platform Acquisition Holdings Limited. Upon effectiveness of their resignation, please revise your disclosure to disclose the date that they actually resigned. Please also update your disclosure to state whether there were any reportable events or disagreements with the former accountant through the effective date of resignation. Also, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the revised statements made regarding the change in accountant in your Form S-4/A.

The Company acknowledges the Staff’s comment. The Company hereby confirms that upon the effectiveness of PwC (United Kingdom)’s resignation, it will update its disclosure to (i) disclose the date on which PwC actually resigned and (ii) state whether there were any reportable events or disagreements with the former accountant through the effective date of resignation, in response to the Staff’s comment. The Company hereby confirms that it will obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the revised statements made regarding the change in accountant in the Company’s Form S-4/A.

Platform Acquisition Holdings Limited Financial Statements

Note 7. Subsequent Events, page F-11

61.	Please enhance your disclosure here and on pages F-56 and F-82 to disclose the actual date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure on pages F-13 and F-83 of the Registration Statement in response to the Staff’s comment to reflect, in the case of the audited financial statements of the Company, that subsequent events were evaluated through the date on which the audited financial statements were issued and in the case of the interim financial statements of the Company, to reflect that subsequent events were evaluated through the date the financial statements were issued.

MacDermid, Incorporated and Subsidiaries Audited Financial Statements

Consolidated Statements of Cash Flows, page F-18

62.	We note that your line item titled “other, net” represents 19% of net cash flows provided by operating activities for the year ended December 31, 2011. Please revise each period presented to breakout this line item into smaller components having more descriptive titles. In doing so, note that netting of dissimilar gains and losses, as well as netting cash flows related to asset balances with cash flows related to liability balances, is not generally appropriate.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure on page F-28 of the Registration Statement in response to the Staff’s comment.

Note 10. Income Taxes, page F-40

63.	It appears that you generate a significant amount of income before income taxes from locations outside of the United States and a significant portion of your provision for income taxes is also composed of non-U.S. amounts. Please tell us what countries comprise a material amount of your foreign taxes and whether you generate a disproportionate amount of taxable income in countries with very low tax rates.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure on page F-50 of the Registration Statement in response to the Staff’s comment. In addition, the Company supplementally advises the Staff that it generates large foreign earnings and a significant portion of its income tax provision relates to foreign tax. The countries which comprised a material amount of the Company’s foreign taxes in 2012 include Brazil, China, Italy, France and Hong Kong. The Company further advises the Staff that it does not generate a disproportionate amount of taxable income in any country which applies a very low tax rate.

In the table below, the Company supplementally details the jurisdictions in which it incurred income tax expense in excess of 5% of its total foreign income tax provision for the years ended December 31, 2012 and 2011.

Tax expense per jurisdiction	Year ended December 31,
(amounts in thousands)	2012	2011
Brazil	$7,128	$7,160
China	$5,165	$3,187
Italy	$4,661	$1,609
France	$3,290	$3,011
Hong Kong	$1,596	$1,694
Japan		$(10,596)
United Kingdom		$3,689
Taiwan		$(2,665)
Germany		$737
Mexico		$612
Spain		$580

Note 15. Operating Lease Commitments, page F-51

64.	Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with FASB ASC 840.

The Company acknowledges the Staff’s comments. The Company has revised its disclosure on page F-51 of the Registration Statement in response to the Staff’s comments.

Note 20. Segment Information, page F-55

65.	Please provide the disclosures required by FASB ASC 280-10-50-21a. These should include a discussion of your internal structure, how you are organized, and whether one or more operating segments have been aggregated.

The Company acknowledges the Staff’s comment. Platform’s operations consist of two business segments: Performance Materials and Graphic Solutions (formerly known as Industrial Segment and Printing Segment, respectively). The segments represent businesses for which separate financial information is utilized by the Chief Operating Decision Maker (CODM) in determining how to allocate resources and evaluate performance. The Company’s CEO, Dan Leever, is the CODM. The businesses are managed in two segments primarily due to homogeneity of products, technology, delivery channels and economic characteristics. In addition, each segment has shared manufacturing facilities and back office services within the segment. Each of Platform’s segments has its own President and no segments have been aggregated in its disclosure.

The Performance Materials segment manufactures and markets dynamic chemistry solutions that are used in the electronics, automotive and oil and gas production and drilling industries. Its products include surface and coating materials and water-based hydraulic control fluids. In conjunction with the sale of these products, we provide extensive technical service and support to ensure superior performance of their application.

The Graphic Solutions segment primarily produces and markets photopolymers through an extensive line of flexographic plates that are used in the commercial packaging and printing industries.

The CODM regularly reviews the net sales, working capital, fixed and long-term assets, intangibles and operating profit at the segment level in order to make the decisions required to allocate resources and assess the segment’s performance. Operating profit for each segment includes net sales to third parties, related cost of sales and operating expenses directly attributable to the segment. Operating profit for each segment also includes an allocation of certain corporate costs such as equity compensation expense and legal costs. Segment assets exclude corporate assets, which consist primarily of cash and cash equivalents, corporate property, plant and equipment, certain goodwill and other intangible assets.

The Company has revised its disclosure to Note 20. Segment Information on page F-66 and F-67 of the Registration Statement in response to the Staff’s comment.

66.	Please disclose the types of amounts included in the corporate assets line item for each period presented, and disclose why these amounts were not allocated to your reportable segments. Please refer to FASB ASC 280-10-50-29c.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure on pages F-67 and F-68 of the Registration Statement in response to the Staff’s comment.

67.	We note your disclosure on page 73 related to the portfolio of products offered to your customers in the Performance Materials segment and the Graphic Solutions segment. Please tell us what consideration you gave to providing footnote disclosure quantifying the amount of revenues from external customers for each product or for each group of similar products for each period presented. Please refer to FASB ASC 280-10-50-40.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure on page F-68 of the Registration Statement to comply with ASC 280-10-50-40 for similar product lines within its Performance Materials segment.

MacDermid, Incorporated and Subsidiaries Unaudited Financial Statements

Note 11. Debt and Capital Leases, page F-72

68.	Please revise to disclose the frequency and amount of required principal and interest payments associated with your second lien secured credit facility.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure on page F-84 of the Registration Statement in response to the Staff’s comment.

Note 19. Subsequent Events, page F-82

69.	We note your disclosure here and on page 61 under “Unaudited Pro Forma Financial Information” stating that the remaining portion of the purchase price for the MacDermid acquisition “will be delivered in cash or stock upon effectiveness of the registration statement and the listing of our common stock on the NYSE.” With a view towards disclosure, please tell us whether the effectiveness of the registration statement and the listing of your stock on the NYSE constitute closing conditions to the acquisition, as well as provide us with the legal basis as to whether the acquisition would be considered completed given that the purchase price has not been paid in full. Please ensure that you include disclosure related to the unpaid portion of the purchase price anywhere in the filing where you discussion the October 2013 acquisition. In addition, please revise your disclosures to address approximately when you expect to pay the remaining portion of the purchase price, addressing also how the timing and/or amount of this remaining payment could be affected if, for some reason, Platform is unable to get its registration statement declared effective and/or finalize the listing of its common stock on the NYSE. Please discuss how and who will make the determination to pay this remaining portion of the purchase price in stock or cash.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure on pages 40, 71, F-12, F-22 and F-95 of the Registration Statement. The Company respectfully advises the Staff that the effectiveness of the registration statement and the listing of the Company’s stock on the New York Stock Exchange were not closing conditions to the acquisition. The acquisition closed in October 2013 and the purchase price for the acquisition has been paid.

As disclosed in the chart on page 6, MacDermid has two shareholders, MacDermid Holdings, LLC and the 401(k) Plan. Approximately 97% of MacDermid’s equity is owned by MacDermid Holdings, LLC and approximately 3% of MacDermid’s equity is owned by the 401(k) Plan. As disclosed on page 1, in October 2013, the Company acquired, by way of a merger of its wholly owned subsidiary, Platform Merger Sub, LLC, with and into MacDermid Holdings, LLC, 100% of the membership interests of MacDermid Holdings, LLC for $925 million in cash and the issuance of approximately $100 million of common stock by Platform Delaware Holdings, Inc, the Company’s subsidiary and the direct 100% member of MacDermid

Holdings, LLC. That transaction is subject to a post-closing adjustment of the purchase price, but the cash portion of the purchase price to cover any such adjustments has been placed in escrow. Therefore, the purchase price for that transaction has been paid in full.

The second stage of the acquisition of MacDermid is the 401(k) Exchange described on the cover page of the prospectus and elsewhere. As discussed in the Company’s response to comments 21 and 29, the Company has a contractual obligation to purchase the remaining 3% of MacDermid which is owned by the 401(k) Plan. If the Company’s registration statement is not declared effective by April 29, 2014, and the Company’s shares are not listed on the New York Stock Exchange, the Company still must satisfy its contractual obligations. However, the total consideration paid to the 401(k) Plan would be cash and the Company would not be able to afford the 401(k) participants the option to sell their shares of MacDermid for stock of the Company.

The Company has revised its disclosure on pages 33 and 34 to address the timing of the completion of the 401(k) Exchange if the registration statement is not declared effective and the Company’s shares are not listed on the New York Stock Exchange and the consequences to the 401(k) Plan participants of such events.

Exhibits

70.	Please tell us whether you intend to file the form of indication of interest materials as exhibits to the registration statement. We may have further comments following the review of your response.

The Company acknowledges the Staff’s comment and respectfully submits that it intends to file a form of the Indication of Interest Notice as Appendix D-1 to the prospectus included in the Registration Statement. The Company has also revised the exhibit list to reflect this.

If you have any questions, please feel free to contact either Donn Beloff at (954) 768- 8283 or me at (954) 768-8255.

Sincerely,

Greenberg Traurig, P.A.

/s/ Kara MacCullough, Esq.

Kara MacCullough, Esq.

cc:	Daniel H. Leever
Frank Montiero